Prudential Investment Portfolios 12

655 Broad Street

Newark, New Jersey 07102

May 25, 2017

VIA EDGAR SUBMISSION

Ms. Kathryn Hinke

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios 12:

Post-Effective Amendment No. 45 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 42 to the Form N-1A Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 333-42705

Investment Company Act No. 811-08565

Dear Ms. Hinke:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on March 20, 2017 on behalf of Prudential Investment Portfolios 12 (the Registrant) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to each of the Prudential US Real Estate Fund, the Prudential QMA Long-Short Equity Fund and the Prudential Short Duration Muni High Income Fund (each a Fund, and collectively, the Funds), which are each series of the Registrant. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on May 5, 2017, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Kathryn Hinke prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to Ms. Kathryn Hinke, prior to the effectiveness of the Amendments.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class Q shares for the Funds.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class Q shares of each Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

COMMENTS ON PRUDENTIAL US REAL ESTATE FUND PROSPECTUS:

6. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” Appendix “A” is referenced in the first paragraph, but Appendix A itself was not included with the statutory prospectus, and the page number reference which indicates the page number on which Appendix A can be found is not included.

Response: Appendix A will be included in the Fund’s statutory prospectus, and the correct page number on which Appendix A appears in the statutory prospectus will be denoted in the first paragraph.

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” in the table of “Annual Fund Operating Expenses” all numbers should be carried out to the 100th decimal point. Also, the percent (%) symbol should appear next to each figure that appears in the table.

Response: The Annual Fund Operating Expenses table has been revised to display numbers to the 100th decimal point, and the % symbol has been inserted next to each figure in the table.

8. Comment: In the Prospectus, in the section entitled “Fund Summary-- Investments, Risks and Performance,” in the discussion of “Principal Investment Strategies,” convertible securities, nonconvertible preferred stock , American Depositary Receipts (ADRs) and warrants are listed. If these securities are principal investment strategies for the Fund, the corresponding risks should be disclosed in the Fund Summary as principal risks of the Fund. The statutory prospectus does include discussion of the risks of each of these securities.

Also, please consider including as principal risks the risks of investing in foreign real estate companies as well as the risks of concentration. We would also recommend including management risk as a principal risk of the Fund.

Response: Because the Fund normally invests at least 80% of its investable assets in the equity-related securities of real estate companies operating in the United States, we do not believe that the risks of investing in foreign real estate are properly included as a principal risk, and so we respectfully decline to include the risks of investing in foreign real estate as a principal risk of the Fund. As suggested, the Prospectus has been revised to include concentration and management risk as principal risks of the Fund.

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” the discussion of “Principal Risks” concludes with the following sentence:

“More information about the risks of investing in the Fund appears in the section of the Prospectus entitled “More Information About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks.”

Please delete this sentence from the Prospectus, since it is not required to appear in the summary section of a fund prospectus.

Response: The disclosure has been removed from the Prospectus.

10. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” in the Performance section please consider, for clarity, listing the required broad-based securities index first, to be followed by the more narrow securities index.

Response: Because the FTSE NAREIT Equity REITs Index is the securities index which is utilized for Fund performance comparisons, we believe that it is appropriate for this index to appear first in the Performance section.

10. Comment: In the Prospectus, in the section entitled “Fund Summary—Buying and Selling Fund Shares,” the minimum initial investment is generally identified as being $2,500. Please note that this may not be consistent with the requirements for purchasing Class Z shares (page 25 of the prospectus), and reconcile any differences.

Response: In response to this comment, we intend to revise this section to address and clarify the initial and subsequent investment requirements for each share class. Because of the systems changes that are required in order to implement these revisions, however, we were unable to include the revised disclosure in this Amendment, but the revised disclosure will be included in the next post-effective amendment filed by the Registrant thereafter.

11. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” in the discussion of “Investments and Investment Strategies,” please more completely identify which strategies are principal strategies and which strategies are non-principal strategies. See Division of Investment Management Guidance Update No. 2014-08 (“Guidance Regarding Mutual Fund Enhanced Disclosure”).

Response: The Registrant confirms that it has reviewed the disclosure and revised it as necessary.

12. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” please confirm that the discussion of “Principal Investment Strategies” includes all principal investment strategies utilized by the Fund.

Response: We confirm that the discussion of “Principal Investment Strategies” includes disclosure pertaining to all of the principal investment strategies utilized by the Fund.

13. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” to improve readability please consider re-positioning sections of the text so that all of the discussion pertaining to US real estate investment trusts appears together without interruption, and the discussions pertaining to other investments (i.e., investments that would fall within the Fund’s 20% bucket) are similarly grouped together without interruption.

Also, to improve readability please consider moving the following disclosures so that they appear in the first and second paragraphs, which is where the Fund discloses its investment objective (first paragraph) and its policy of providing 60 days’ prior written notice of a change in its 80% investment policy:

“The Fund’s investment objective is not a fundamental policy, and therefore may be changed by the Board without shareholder approval.” [Move to first paragraph].

“The Fund will provide at least 60 days’ prior written notice to shareholders of a change in its non-fundamental policy of investing at least 80% of its investable assets in the equity-related securities of real estate companies operating in the United States.” [Move to second paragraph].

Response: The disclosures have been repositioned in the Prospectus as requested.

14. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the discussion pertaining to “Non-Real Estate Investments” should be moved so that all discussion pertaining to the Fund’s 20% investment bucket appears together.

Response: The disclosure has been repositioned in the Prospectus as requested.

15. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies” with respect to derivative investments, please identify the specific risks of each type of derivative that the Fund may invest in.

Response: After consideration, we believe that the current risk disclosure appropriately discloses the risks associated with the use of derivatives.

16. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” with respect to fund-of-funds investments and investments in affiliated funds, confirm that all associated risks are discussed in the section entitled “Risks of Investing in the Fund.”

Response: Confirmed.

17. Comment: In the Prospectus, in the section entitled “How the Fund is Managed--Manager,” the following disclosure should be updated:

“Note: On or about April 3, 2017, Prudential Investments LLC will change its name to PGIM Investments LLC.”

Response: The disclosure has been updated.

18. Comment: In the Prospectus, in the section entitled “How the Fund is Managed—Investment Subadviser,” please disclose the fee that is paid to the subadviser.

Response: The Registrant respectfully submits that Form N-1A does not require this disclosure to appear in the Prospectus. Item 10(a)(1)(ii) of Form N-1A and Instruction 3 to that Item require disclosure of the aggregate fee paid to all advisers, rather than the fees paid to each adviser. As a result, the Fund discloses in the Prospectus the management fee paid by the Fund to the manager. Since the manager pays the subadviser from its management fee, the Fund is disclosing the aggregate fee.

19. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—Choosing a Share Class,” please explain the following disclosure, in particular the use of the word “guidelines,” since the Fund is ultimately responsible for its policies:

“The Fund has advised financial intermediaries of the share class features and guidelines, per the Prospectus, and it is their responsibility to monitor and enforce these guidelines with respect to shareholders purchasing shares through financial intermediaries.”

Response: The disclosure explains that it is the responsibility of the intermediary to ensure that purchases of Fund shares through the intermediary are compliant with Fund policies. The disclosure is not intended to suggest or imply that the Fund is not responsible for its policies.

20. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” with respect to the “Share Class Comparison” table, please consider, for clarity, itemizing and linking to the table the trailing footnotes which appear underneath the table, and to use distinguishing marks for each footnote (i.e., numerical number of footnotes, etc.)

Response: The Registrant respectfully submits that no changes to the Share Class Comparison table are necessary. A number of the notes apply to more than one entry in the table and linking the notes to specific entries in the table would make it difficult to read. In addition, different funds use different versions of this table, depending on their class structure, and adding specific footnotes would make the updating process more cumbersome and inefficient.

21. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” with respect to the “Share Class Comparison” table, please include Class Q shares in the table.

Response: The table has been revised to include Class Q shares.

22. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” with respect to the “Share Class Comparison” table, please revise the footnotes which appear underneath the table to disclose the minimum subsequent investment as well as the minimum initial investment amount.

Response: We respectfully decline to revise the footnotes because upon review, we believe that the existing disclosures which appear in the table, in conjunction with the explanatory footnotes, provide appropriate disclosure with respect to the minimum initial and subsequent investment requirements.

Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” in the discussion of “Reducing or Waiving Class A’s and Class C’s Sales Charges,” the listing of “Other Types of Investors” who are eligible to purchase Class A shares without paying an initial sales charge include “[c]lients of financial intermediaries, who (i) have entered into an agreement with the principal underwriter to offer Class A shares……” Please identify the specific intermediaries to whom this would be applicable.

Response: The Fund makes the waivers in this section available to all investors purchasing through qualifying intermediaries. The Fund has numerous intermediaries, so the list would need to be updated frequently, causing the preparation and filing of a supplement to the Prospectus, and it is expected to add at least an additional page to the Prospectus to list out these companies. Such revisions could increase fees to shareholders. The Registrant does not believe that Form N-1A requires the actual identity of each intermediary in this context.

24. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” in the discussion of “Reducing or Waiving Class A’s and Class C’s Sales Charges,” the listing of “Mutual Fund Programs” which are eligible for a waiver of the initial Class A sales charge includes “…. Investors in certain programs sponsored by financial intermediaries who have agreements with Prudential.” Please identify the specific intermediaries to whom this would be applicable.

Response: As noted above in the response to comment no. 22, the list of intermediaries would need to be frequently updated and could add at least a page to the disclosure. The waiver applies to all investors that invest in the Fund through a fee-based program or trust program sponsored by Prudential or an affiliate that includes the Fund as an option. The Fund submits that the disclosure is sufficiently detailed and that additional disclosures are not necessary.

25. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” the discussion of “Qualifying for Class Q Shares” includes the following disclosure with respect to institutional investors: “The minimum initial investment for such investors is generally $5 million; however, such minimum initial investment may be waived….”

Please include a clarifying footnote underneath the “Share Class Comparison” table which appears earlier in this section, denoting the minimum initial investment that is applicable to institutional investors with respect to Class Q shares.

Response: The footnote has been included underneath the “Share Class Comparison” table.

26. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” the discussion of “Qualifying for Class Q shares” includes the following disclosure with respect to “Other Types of Investors” that may be eligible to purchase Class Q shares: “Class Q shares may be offered only by financial intermediaries who have an agreement with the Distributor or its affiliates to offer such shares.” Please provide more specific information with respect to these intermediaries, including identifying the intermediaries by name.

Response: See response to comment no. 22, above.

27. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” the discussion of “Qualifying for Class Z Shares” includes the following disclosure with respect to “Institutional Investors:” The minimum initial investment for such investors generally is $5 million…..” Similarly, the discussion includes disclosure with respect to “Mutual Fund Programs” which provides that Class Z shares “...are available to financial intermediaries that have agreements with Prudential….” Please specify the identities of the relevant intermediaries.

Response: See response to comment no. 22, above.

28. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How Financial Intermediaries are Compensated for Selling Fund Shares,” the discussion pertaining to “Revenue Sharing” and “Administrative, Sub-Accounting and Networking Fees” states, in pertinent part, that “…no such additional payments to financial intermediaries are made with respect to the Fund’s Class Q shares.”

If Class Q shares are considered to be “clean” shares, please disclose that investors may pay a commission to the broker, and please also disclose that other share classes of the Fund may be available with different fees and expenses.

Response: The Registrant is still reviewing the No-Action letter issued by the Office of the Chief Counsel of the Division of Investment Management to The Capital Group (January 11, 2017).
The Registrant has not made a decision on whether or not to offer a “clean” share class. If the Registrant determines to reply upon the letter then it would satisfy all of the applicable conditions.

29. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—Account Maintenance Fee for Accounts Held by the Transfer Agent,” please explain why the Prospectus fee table shows that no fee is applicable for Class Q shares and Class Z shares, but the disclosure in this section says that a $15 annual account maintenance fee will be deducted for accounts with a value of less than $10,000

Response: The small account maintenance fee is applicable only to Class A or Class C accounts. The footnote which appears underneath the table entitled “Share Class Comparison” in the section entitled “How to Buy, Sell and Exchange Fund Shares” discloses that the account maintenance fee is only applicable to Class A or Class C accounts.

30. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Exchange Your Shares,” please consider revising the following disclosure, because investors will not necessarily know which intermediaries have agreements with the Fund.

“For investors in certain programs sponsored by financial intermediaries who have agreements with Prudential, or whose programs are available through financial intermediaries that have agreements with Prudential relating to mutual fund ‘wrap’ or asset allocation programs or mutual fund ‘supermarket’ programs, an exchange may be made from Class A to Class Z shares of the Fund in limited circumstances.”

Response: Please see response to comment no. 22, above.

31. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Exchange Your Shares,” please explain why in the following disclosure the intermediary is specifically named, while elsewhere in the prospectus the relevant intermediary(ies) are not named:

“….if you are entitled to purchase Class Z shares as a participant in Wells Fargo Advisors’ 401(k) Plan and you seek to transfer your Class Z shares out of the 401(k) Plan after your voluntary or involuntary termination of employment or retirement, you may arrange with the Transfer Agent or your recordkeeper to exchange your Class Z shares held in the 401(k) Plan for Class A shares.”

Response: In response to this comment, we have removed the disclosure from the Prospectus.

32. Comment: In the Prospectus, in the section entitled “Financial Highlights,” please update the information to include the most recent available data.

Response: The financial highlights tables in the Prospectus have been updated to reflect the most recent available data.

COMMENTS ON PRUDENTIAL QMA LONG-SHORT EQUITY FUND PROSPECTUS:

33. Comment: Comments already furnished with respect to the review of the Prudential US Real Estate Fund prospectus which are relevant to identical or similar disclosures included in the Prudential QMA Long-Short Equity Fund prospectus should be considered applicable to the Prudential QMA Long-Short Equity Fund prospectus.

Response: All of the comments already furnished with respect to the Prudential US Real Estate Fund review that are relevant to identical or similar disclosures in the Prudential QMA Long-Short Equity Fund will be considered as applicable to the Prudential QMA Long-Short Equity Fund prospectus.

34. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance” in the discussion of “Principal Investment Strategies,” please move the definition and explanation of the term “investable assets,” so that it appears immediately next to the sentence where the phrase first appears.

Response: The disclosure has been revised in response to this comment.

Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” in the discussion of “Principal Investment Strategies,” please disclose the principal risks associated with the following disclosure:

“Equity and equity-related securities include common and preferred stock, exchange-traded funds (ETFs), securities convertible into common stock, securities having common stock characteristics, futures contracts, and other derivative instruments whose value is based on common stock, such as rights, warrants, or options to purchase common stock.”

Response: In the current Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” in the discussion of “Principal Risks,” disclosure pertaining to the risks of investing in equity and equity-related securities is already included. Because the Fund Summary is intended to provide disclosures only in summary format, we respectfully decline to include the additional risk disclosures proposed by the Staff, since the existing risk disclosure already discusses the risks of investing in equity and equity-related securities. We would also point out that specific risk disclosures pertaining to the other types of securities identified in this comment appear in the section of the Prospectus entitled “More about the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund.”

36. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” in the discussion of “Principal Risks,” the discussion pertaining to “Leverage Risk states, in pertinent part, that “Certain transactions in which the Fund may engage may give rise to leverage.” Please include in this disclosure examples of these types of “transactions.”

Response: The disclosure has been revised in response to this comment.

37. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance,” in the performance discussion please note that the inclusion of the “Custom Blended Index” requires accompanying disclosure with respect to why the additional index has been included. See Form N-1A, Item 4(b)(2), Instruction 2(b).

Response: The Registrant respectfully submits that this explanation is already included in the narrative text prior to the bar chart in compliance with the Form.

38. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please indicate which strategies and risks are principal, and which strategies and risks are non-principal.

Response: The Registrant confirms that it has reviewed the disclosure and revised it as necessary.

39. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” the discussion of “Investment Strategies” should clearly identify which strategies are principal and which strategies are non-principal, and the principal strategies should appear in summary form in the summary. See Form N-1A, Item 4.

Response: The Registrant confirms that it has reviewed the disclosure and revised it as necessary.

40. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please consider moving to the first and second paragraphs of this section the discussions pertaining to the Fund’s 60-day written notice policy and the italicized disclosure which states that the Fund’s investment objective is not a fundamental policy, so that each disclosure appears together with the related disclosures which appear in the first and second paragraphs.

Response: The disclosures appearing in the Prospectus have been repositioned in response to this comment.

41. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please revise the discussion pertaining to “Derivative Strategies” so that the specific derivative strategies that the Fund will use are disclosed.

Response: After consideration, we believe that the current disclosure appropriately identifies the types of derivatives that the Fund may utilize.

COMMENTS ON PRUDENTIAL SHORT DURATION MUNI HIGH INCOME FUND PROSPECTUS:

42. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” the table of “Shareholder Fees” denotes that the maximum sales charge (load) for Class A shares of the Fund is 3.25%. Please confirm that this figure is accurate, since the Prospectuses for other funds in the fund complex show a different maximum sales charge (load) for Class A shares.

Response: We have confirmed that the maximum sales charge (load) for Class A shares of the Fund is correctly disclosed in the Prospectus.

43. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the discussion states, in pertinent part, that “…the Fund generally intends to maintain an investment portfolio with a weighted average duration of 4.5 years or less.” Please explain why 4.5 years is short duration. Also, please include an explanation of the concept of duration.

Response: Given the current modified duration of the Bloomberg Barclays Municipal Bond Index of 6.38 years (as of 4/30/17), which is a commonly referenced intermediate-term municipal bond index, a maximum duration limit of 4.5 years for the Fund corresponds to short duration.

Please note that the Prospectus already includes an explanation of the concept of duration.

44. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the discussion includes disclosure relating to junk bonds. Please clarify whether or not the Fund invests in junk bonds as a principal strategy, or whether this disclosure is intended to be definitional.

This same disclosure also appears in the section of the Prospectus entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” in the discussion of “Investments and Investment Strategies.”

Response: Junk bonds are a principal investment strategy of the Fund, as disclosed in the Fund’s Prospectus. Junk bonds are also identified as a principal risk of the Fund in the Prospectus.

45. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Performance,” please include the returns of a broad-based securities index. See Form N-1A, Item 4(b)(2)(iii).

Response: In response to this comment, the returns for the Bloomberg Barclays Municipal Bond Index have been included in the Prospectus.

46. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” in the discussion of “Investments and Investment Strategies,” please consider moving the disclosures pertaining to the Fund’s 80% investment policy and the italicized disclosure which states that the Fund’s investment objective is not a fundamental policy of the Fund, so that each discussion appears in the first paragraph of this section.

Response: The disclosures appearing in this section of the Prospectus have been repositioned in response to this comment.

47. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” in the discussion of “Derivative Strategies,” only futures contracts and related options are identified. Please note that if the Fund invests in any additional derivatives as a principal strategy, please specify.

Response: We have reviewed the disclosures appearing in the Prospectus and confirmed their accuracy.

48. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” there is disclosure pertaining to investing in “Zero Coupon Bonds.” The corresponding risk disclosure should discuss the risks pertaining to investments in zero coupon municipal bonds. Please revise the corresponding risk disclosure as necessary.

Response: The Prospectus already includes disclosure specifically discussing the risks associated with zero coupon municipal bonds. As a result, we do not believe that any revisions to the Prospectus are necessary.

49. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” there is disclosure pertaining to investing in “Municipal Asset-Backed Securities.” Please disclose the risks associated with these securities.

Response: Disclosure discussing the risks associated with investing in municipal asset-backed securities has been added to the Prospectus.

50. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” the table entitled “Principal & Non-Principal Strategies” should be revised to make it clear which strategies are principal and which strategies are not principal. In addition, for investments where the applicable investment limit is denoted as “percentage varies,” it would be helpful to provide investment ranges.

Response: The Registrant confirms that it has reviewed the disclosure and revised it as necessary.

51. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund,” “Geographic Concentration Risk” is included. Please consider removing this disclosure if this is not a risk of the Fund, or considering including a corresponding principal strategy.

Response: The disclosure discussing the risks of geographic concentration has been removed from the Prospectus in response to this comment.

COMMENTS ON PRUDENTIAL US REAL ESTATE FUND SAI:

52. Comment: In Part I of the SAI, in the section entitled “Investment Restrictions,” please include explanation with respect to fundamental investment restriction no. 1, which provides in pertinent part, that : “[The Fund may not]…. [i]ssue senior securities or borrow money or pledge its assets….” On the front cover of the SAI, please denote the date of the Prospectus to which the SAI relates, and into which it is incorporated by reference.

Response: The SAI has been revised to include an explanatory discussion with respect to fundamental investment restriction no. 1. The front cover of the SAI has been revised to denote the date of the Prospectus to which the SAI relates.

53. Comment: In Part I of the SAI, in the section entitled “Investment Restrictions,” please modify fundamental investment restriction no. 5 to delete the reference to the Global Real Estate Fund, since that fund is not included in this SAI.

Response: The SAI has been revised to delete the reference in investment restriction no. 5 to the Global Real Estate Fund.

54. Comment: In Part I of the SAI, in the section entitled “Investment Restrictions,” please number the fundamental policy with respect to the Fund’s ability to make loans, so as to make it clear that this policy is a fundamental policy of the Fund.

Response: The fundamental policy with respect to the Fund’s ability to make loans has been numbered as it appears in the SAI.

55. Comment: In Part I of the SAI, in the section entitled “Portfolio Transactions & Brokerage,” please disclose separately any commissions paid to affiliates in the table which discloses brokerage commissions paid by the Fund for the three most recent fiscal years.

Response: The SAI has been revised to separately disclose any commissions paid to affiliates.

56. Comment: In Part I of the SAI, in the section entitled “Principal Shareholders and Control Persons,” please include an explanation discussing the effects of anyone who is considered to have a controlling interest in the Fund. See Form N-1A, Item 18(a).

Response: The disclosure in the SAI has been revised in response to this comment.

57. Comment: In Part II of the SAI, in the section entitled “Purchase, Redemption and Pricing of Fund Shares—Account Maintenance Fee,” please clarify the share classes to which the account maintenance fee is applicable.

Response: The disclosure has been revised in response to this comment.

58. Comment: In Part II of the SAI, in the section entitled “Purchase, Redemption and Pricing of Fund Shares—Automatic Conversion of Class B Shares,” please remove the reference to Prudential Short-Term Corporate Bond Fund Inc. since that fund is not included in this SAI.

Response: The Registrant has reviewed the disclosure and submits that no changes are necessary. Currently, the SAI disclosure for this section is shared among all of the PGIM Investments retail funds.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel